August 15, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ruairi Regan
Pam Howell

Re:	Groundfloor Loans 2 LLC
Amended Offering Statement on Form 1-A
Filed July 30, 2025
File No. 024-12552

Ladies and Gentlemen:

On behalf of our client, Groundfloor Loans 2 LLC (the “Company” or “Groundfloor Loans 2”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated August 11, 2025 (the “Comment Letter”) with respect to the above-referenced draft Amended Offering Statement on Form 1-A filed by the Company on July 30, 2025 (the “Offering Statement”).

Concurrently with the filing of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, a second amendment to the Amended Offering Statement (the “Second Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Offering Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Offering Statement.

Amended Offering Statement on Form 1-A filed July 30, 2025

General

1.	We note your response to prior comment 1 that you have revised the disclosure on your website; however, it is unclear how the revisions address the comment. Please provide an expanded response that clearly addresses the comment including your basis for continuing to provide targeted rates of return and why your disclosure does not appear to distinguish between the Groundfloor Loans 2 offering and other offerings.

Response: In response to the Staff’s comment, the Company has revised the website to remove all references to projected, targeted or expected returns with respect to Groundfloor Loans 2. Further, where historical returns related to Flywheel are presented on the website, the Company has included a footnote explaining that prior performance is not an indicator of future results and references to historical returns should not be viewed as applicable to or to reference potential future returns from Groundfloor Loans 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 15, 2025

 We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 415-395-8019 (office direct) or zachary.fallon@lw.com.

Very truly yours,

/s/ Zachary Fallon
Zachary Fallon
of LATHAM & WATKINS LLP